EXHIBIT 99.1

                         RADA ELECTRONIC INDUSTRIES LTD.
                            7 Giborei Israel Street,
                              Netanya 42504, Israel

                           --------------------------


              NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS


 RADA Electronic Industries Ltd. Shareholders:

         We cordially invite you to the 2009 Annual General Meeting of Shareholders to be held at 10:00 a.m. (Israel time) on Thursday, October 29, 2009 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

         (1) To elect two Class A directors each for an additional term of three years expiring at our 2012 Annual General Meeting of Shareholders;

         (2) To elect two outside directors each for a second term of three years;

         (3) To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2009, and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee; and

         (4) To review and discuss our auditor's report and consolidated financial statements for the year ended December 31, 2008.

         The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

         Shareholders of record at the close of business on September 21, 2009 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight
(48) hours prior to the appointed time of the Annual General Meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                By Order of the Board of Directors,


                                Herzle Bodinger
                                President and Chairman of the Board of Directors
September 21, 2009


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                         RADA ELECTRONIC INDUSTRIES LTD.
                            7 Giborei Israel Street,
                              Netanya 42504, Israel

                           --------------------------

                                 PROXY STATEMENT

                   2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS


         This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd., to be voted at the 2009 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Thursday, October 29, 2009 at our offices at 7 Giborei Israel Street, Netanya, Israel.

         This Proxy Statement, the attached Notice of 2009 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about September 24, 2009.

Purpose of the Annual General Meeting

         At the Meeting, shareholders will be asked to vote upon the following matters: (i) the election of two Class A directors, each for an additional term of three years expiring at our 2012 Annual General Meeting of Shareholders; (ii) the election of two outside directors, each for a second term of three years; and (iii) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2009, and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee. In addition, our auditor's report and consolidated financial statements for the year ended December 31, 2008 will be reviewed and discussed at the Meeting.

         We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

         Our Board of Directors recommends a vote FOR each of the nominees for director and outside director named in this Proxy Statement and FOR the other proposal set forth in this Proxy Statement.

Proxy Procedure

          Only holders of record of our ordinary shares, par value of NIS 0.015 per share, as of the close of business on September 21, 2009, are entitled to notice of, and to vote in person or by proxy, at the Meeting. As of September 21, 2009, the record date for determination of shareholders entitled to vote at the Meeting, there were 8,867,553 outstanding ordinary shares.

          o Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a "registered shareholder"), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in "street name"), you are also invited to attend the meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a "legal proxy" from your broker, bank, trustee or nominee authorizing you to do so.

          o Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight
               (48) hours
               prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and outside director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

         If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

         If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

         The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company's voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

         Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers' shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on "routine" matters, which include the election of directors and the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

         Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

         Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

         In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

         We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Securities Ownership by Certain Beneficial Owners and Management

         The following table sets forth certain information as of September 21, 2009 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                                 Number of Ordinary Shares      Percentage of
 Name                                            Beneficially Owned (1)         Ownership (2)
 ----                                            -------------------------      -------------

Howard P.L. Yeung (3)(4)...................            7,061,872                   59.4%
Kenneth Yeung (3)..........................              450,029                    5.1%
Herzle Bodinger (5)........................              138,333                    1.5%
Eli Akavia.................................                 --                       --
Adrian Berg (6)............................               48,283                      *
Roy Kui Chuen Chan (7).....................               33,433                      *
Ben Zion Gruber (8)........................               43,914                      *
Michael Letchinger.........................                 --                       --
Nurit Mor..................................                 --                       --
All directors and executive officers as a
    group (11 persons).....................              540,296                    5.7%

-------------------
*  Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 8,867,553 ordinary shares issued and outstanding as of September 21, 2009.

(3) Of the 7,061,872 ordinary shares, 450,029 shares are held by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands. Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

(4) Includes 1,435,407 ordinary shares issuable upon conversion of convertible notes and 1,578,947 ordinary shares issuable upon the exercise of currently exercisable warrants. The warrants have an exercise price of $2.38 per share and expire in December 2012.

(5) All such ordinary shares are subject to currently exercisable options granted under our 2003 Stock Option Plan. Of such options, options to purchase 55,000 ordinary shares have an exercise price of $2.14 per share and options to purchase 83,333 ordinary shares have an exercise price of $2.91 per share. All such options expire in January 2013.

(6) Includes 46,750 ordinary shares subject to currently exercisable options granted under our 2003 Stock Option Plan at an exercise price of $2.14 per share. The options expire in January 2013.

(7) Includes 31,900 ordinary shares subject to currently exercisable options granted under our 2003 Stock Option Plan at an exercise price of $2.14 per share. The options expire in January 2013.

(8) Includes 34,014 ordinary shares issuable upon currently exercisable warrants at an exercise price of $1.88 per share that were issued in June 2007 and expire in June 2010, and 9,900 ordinary shares subject to currently exercisable options granted under our 2003 Stock Option Plan, exercisable at a price of $2.14 per share. Such options expire in January 2013.

                       I. REELECTION OF CLASS A DIRECTORS
                           (Item 1 on the Proxy Card)

         The term of office of our two Class A directors, Messrs. Roy Kui Chuen Chan and Ben Zion Gruber, expires as of the Meeting, and they will both be standing for reelection to serve as Class A directors for an additional three-year term until our Annual General Meeting of Shareholders to be held in 2012.

         Pursuant to our articles of association, our Board of Directors may consist of no less than two and no more than 11 members and is divided into three classes (other than outside directors), Class A, Class B and Class C. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years. At present we have two Class A directors, two Class B directors and one Class C director. All the members of our Board of Directors, except the outside directors, may be reelected upon completion of their term of office. In addition to the three classes of directors, we have two "outside directors," as defined and required by the Israeli Companies Law (see
Item 2 below).

         Under the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have "accounting and financial expertise," as such term is defined in regulations promulgated under the Israeli Companies Law. In addition, under the Israeli Companies Law at least one of our outside directors must have "accounting and financial expertise." Our Board of Directors has determined that our Board of Directors will include at least one director who has "accounting and financial expertise" within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that both Mr. Adrian Berg, a director, and Mr. Eli Akavia, an outside director and member of our Audit Committee, have the requisite "accounting and financial expertise."

         In general, under NASDAQ Marketplace Rules, a majority of our Board of Directors must qualify as independent directors and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of the comparable requirements of NASDAQ Marketplace Rules. We do not comply with the NASDAQ requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. In accordance with SEC rules, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ rules, on our audit committee.

         We also do not follow the NASDAQ requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company's articles of association. Our Articles of Association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

         Accordingly, our Board of Directors proposes the election of Mr. Ben Zion Gruber and Mr. Roy Kui Chuen Chan, to serve as our Class A directors, to hold office for additional terms of three years until our annual general meeting of shareholders to be held in 2012.

         Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors. The nominees are expected to be available.

         Set forth below is information about the nominees, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Nominees for Election as Class A Directors for Terms Expiring in 2012

         Ben Zion Gruber, 51, has served as a director since June 2002. Mr. Gruber is founder and manager of several real estate and construction companies and an entrepreneur involved in several hi-tech companies. Mr. Gruber is a Colonel (Res) of the Israeli Defense Forces, serving as Brigadier Commander of a tank battalion. Mr. Gruber is a member of the Board of Employment Service of the Government of Israel. Mr. Gruber also serves on the boards of directors of the Company for Development of Efrat Ltd. and the Association of Friends of "Kefar

Shaul" Hospital. Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul Hospitals and serves as a director of several other charitable organizations. Mr. Gruber holds a B.Sc. degree in Engineering of microcomputers from "Lev" Technology Institute, an M.A. degree in Behavioral Sciences from Tel Aviv University and is currently studying for his PhD degree in Behavioral Sciences at the University of Middlesex, England. In addition, Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship.

         Roy Kui Chuen Chan, 62, has served as a director since November 1997. Mr. Chan has served as legal consultant to Yeung Chi Shing Estates Limited, a Hong Kong holding company with major interests in hotels and real estate in Hong Kong, China, the United States, Canada and Australia, and its international group of companies, since 1984. Mr. Chan presently serves as legal counsel to several Hong Kong companies, including Horsham Enterprises Ltd. Mr. Chan received his qualification as a solicitor and has been a member of the U.K. bar since 1979 after he completed five years of training at Turners Solicitors.

         Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

         The Board of Directors recommends a vote FOR the election of the nominees for Class A director named above.

Directors Continuing in Office

         Herzle Bodinger, 66, has served as the chairman of our Board of Directors since July 1998 and has served as our President since 2001. General (Res.) Bodinger first joined us in May 1997 as the President of our U.S. subsidiary, Rada Electronic Industries Inc., and was appointed our chief executive officer in June 1998. General (Res.) Bodinger served as our chief executive officer from 1998 until 2001 and resumed this position from June 2006 until July 2007. General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 through July 1996. During the last 35 years of his service, he also served as a fighter pilot while holding various command positions. General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University. General (Res.) Bodinger is a Class B director whose term will expire in 2010.

         Adrian Berg, 61, has served as a director since November 1997. Mr. Berg is a chartered accountant and senior partner at the U.K. firm, Alexander & Co., Chartered Accountants. Mr. Berg holds a B.Sc. degree in Industrial Administration from the University of Salford and received his qualification as a fellow of the U.K. Institute of Chartered Accountants in 1973 after he completed three years of training at Arthur Andersen & Co. Mr. Berg is a Class C director whose term will expire in 2011.

         Michael Letchinger, 53, has served as a director since November 2004. Mr. Letchinger has served as General Counsel and Senior Vice President-Managing of Potomac Golf Properties, LLC, a company engaged in real estate development and free standing golf facilities. From 1994 to 2000, Mr. Letchinger served as General Counsel and Senior Vice President-Managing of Potomac Development Associates, a sister company of Potomac Golf Properties, LLC. Mr. Letchinger holds a B.A. degree in Economics from Brandeis University, Waltham, Massachusetts, and a JD from University of Chicago Law School. Mr. Letchinger is a Class B director whose term will expire in 2010.

Audit Committee

         Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of the controlling shareholder's relatives.

         In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of which must be independent directors, each of whom is financially literate and satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

         Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

         Our Audit Committee consists of three Board members, all of whom satisfy the "independence" requirements of the Securities and Exchange Commission and NASDAQ. We also comply with Israeli law requirements for audit committee members. Our Audit Committee is currently composed of Ms. Nurit Mor and Mr. Eli Akavia, our outside directors under Israeli law, and Mr. Ben Zion Gruber. The Audit Committee meets at least once each quarter. Our Board of Directors has determined that Mr. Akavia qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.

Directors and Executive Compensation

         The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2008.

                                              Salaries, fees,       Pension,
                                                commissions     retirement and
                                                and bonuses     similar benefits
All directors and executive officers
as a group, consisting of 12 persons.........  $836,544           $322,617

         During the year ended December 31, 2008, we paid each of our outside directors a per meeting attendance fee of NIS 1,000 ($279) and an annual fee of NIS 18,000 ($5,017).

         As of December 31, 2008, our directors and executive officers as a group, consisting of 12 persons, held options to purchase an aggregate of 589,666 ordinary shares, at exercise prices ranging from $2.07 to $3.42 per share, vesting over three years. Such options were issued under our 2009 and 2013 Stock Option Plans and expire in 2009 and 2013 respectively. In 2008, options to purchase 261,000 ordinary shares having an exercise price of $2.14 per share were granted under the 2003 Stock Option Plan to four directors in connection with the cancellation of options to purchase 258,000 ordinary shares having an exercise price of $4.02 per share.

Stock Option Plans

1999 Stock Option Plan

         Our 1999 Stock Option Plan, or the 1999 Plan, provides for the grant of options to purchase an aggregate of 108,400 of our ordinary shares. The 1999 Plan, authorizes the issuance of options to key employees and consultants, including officers and directors of our company and its subsidiaries, who are in position to contribute significantly to our success, in the judgment of the board of directors or, if appointed in the future, a committee that administers the 1999 Plan. The board of directors or the committee will determine the number of shares covered by each option, and the formulation, within the limitations of the 1999 Plan, of the form of option.

         Options granted under the 1999 Plan may be for a maximum term of ten years from the date of grant. The exercise price of an option granted to an employee may not be less than 60% of the fair market value of our ordinary shares on the date of grant of the option. The exercise price of an option to a non-employee director or consultant may not be less than 80% of the fair market value of our ordinary shares on the date of grant of the option. If any option expires without having been fully exercised, the shares with respect to which such option has not been exercised will be available for future grants under the 1999 Plan.

         Options are not transferable by the optionee otherwise than by will or the laws of descent and distribution and during the optionee's lifetime are exercisable only by the optionee. Options terminate before their expiration dates one year after the optionee's death while in our employment, three months after the optionee's retirement for reasons of age or disability or involuntary termination of employment other than for cause, and immediately upon voluntary termination of employment or involuntary termination of employment for cause.

         Our board of directors may, at its discretion, modify, revise or terminate the 1999 Plan at any time, except that the aggregate number of shares issuable pursuant to options may not be increased (except in the event of certain changes in our capital structure), the eligibility provisions and minimum option price may not be changed, or the permissible maximum term of options may not be increased without the consent of our shareholders.

         The 1999 Plan also contains provisions protecting optionees against dilution of the value of their options in the case of stock splits, stock dividends or other changes in our capital structure, in the event of any proposed reorganization or merger involving our company or in the event of any spin-off or distribution of assets to our shareholders.

         As of September 21, 2009, options to purchase 165,400 ordinary shares were granted under the 1999 Plan at an average exercise price of $9.63 per share. Of such options, options to purchase 102,800 ordinary shares have been cancelled or forfeited. As of such date, options to purchase 62,600 ordinary shares, having an average exercise price of $8.19 per share, were outstanding under the 1999 Plan, all of which are exercisable.

2003 Stock Option Plan

         Our 2003 Stock Option Plan, or the 2003 Plan, initially provided for the grant of options to purchase an aggregate of 666,667 of our ordinary shares. At our Annual General Meeting held in August, 2006, our shareholders approved an increase in the number ordinary shares available for grant under the 2003 Plan by 500,000 ordinary shares. Consequently, an aggregate of 1,166,667 ordinary shares are issuable under the 2003 Plan. Options may be issued under the 2003 Plan to employees including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors based on the recommendation of our compensation committee, are in a position to contribute significantly to our success. The provisions of our 2003 Plan are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version]. Our board of directors has resolved that all options that will be granted to Israeli residents under the 2003 Plan will be taxable under the "capital gains path." Pursuant to this path, the profit realized by the employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the lapse of such 24 months period, the profit is re-characterized as ordinary income. We are not allowed a corresponding salary expense, even if the profit is taxed as ordinary income. Otherwise, the terms of the 2003 Plan are substantially the same as those of the 1999 Plan.

         In 2008, options to purchase 261,000 ordinary shares having an exercise price of $2.14 per share were granted under the 2003 Plan in connection with the cancellation of options to purchase 258,000 ordinary shares having an exercise price of $4.02 per share granted under the 2003 Plan. The cancelled options and new options were granted to four directors.

         As of September 21, 2009, options to purchase 1,452,000 ordinary shares were granted under the 2003 Plan at an average exercise price of $2.80 per share. Of such options, options to purchase 55,168 ordinary shares have been exercised and options to purchase 626,166 ordinary shares were cancelled, expired or forfeited. As of such date, options to purchase 770,666 ordinary shares were outstanding, of which options to purchase 646,272 ordinary shares having an average exercise price of $2.49 per share are exercisable

                      II. ELECTION OF TWO OUTSIDE DIRECTORS
                       (Items 2A and 2B on the Proxy Card)

         The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control;

and service as an officer holder (excluding service as an outside director of a company that is offering its shares to the public for the first time). In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all members of a company's board of directors are of the same gender, then at least one outside director must be of the other gender.

         According to the Israeli Companies Law, at least one of the outside directors must have "accounting and financial expertise" and all other outside directors must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law.

         Outside directors are elected by the shareholders by a special majority. Generally, outside directors serve for an initial three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an outside director ceases to meet the statutory qualifications with respect to his or her appointment or if the outsider director violates his or her duty of loyalty to the company.

         Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all of the outside directors.

         Pursuant to regulations promulgated under the Israeli Companies Law, outside directors are entitled to receive annual compensation and a meeting participation fee, and are otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service Since our Audit Committee and Board of Directors have resolved that our outside directors will receive the fixed amounts determined by such regulations as annual compensation and a meeting participation fee, no shareholders approval is required for such payment.

         Ms. Nurit Mor and Mr. Eli Akavia were elected as outside directors in 2006 for an initial three-year term, following which their service as outside directors may be renewed for one additional three-year term. Accordingly, at the Meeting, shareholders will be asked to re-elect Ms. Nurit Mor and Mr. Eli Akavia as outside directors of our company to serve for one additional three-year term. Our Board of Directors has determined that each of Ms. Mor and Mr. Akavia qualifies as an outside director within the meaning of the Israeli Companies Law. Our Board of Directors has further determined that Mr. Eli Akavia qualifies as an accounting and financial expert and that Ms. Nurit Mor qualifies as a professional expert, as such terms are defined by regulations promulgated under the Israeli Companies Law.

         Set forth below is information about each of the nominees for outside director, including principal occupation, business history and other directorships held (if any).

         Eli Akavia, 61, has served as an outside director since August 2006. Mr. Akavia has served as an independent consultant in accounting and audit issues since August 2002. From 1979 to 2002, Mr. Akavia served as a partner in various positions in Luboshitz Kasierer, which was merged into Kost Forer Gabbay & Kasierer, which is a member firm of Ernst & Young Global. Mr. Akavia also serves as a director of Eden Springs Ltd., On Track Innovation Ltd., Starling Ltd., Eshld Ltd. and Direct Funds Ltd., all of which are Israeli public companies. Mr. Akavia has been a certified public accountant (Israel) since 1975 and holds a B.Sc. degree in Mathematics and Economics from the Hebrew University of Jerusalem and an M.B.A degree from Tel Aviv University.

         Nurit Mor, 65, has served as an outside director since August 2006. Ms. Mor also serves as an outside director of Aspen Real Estate Ltd. (since September 2005) and I.B.I Investment House Ltd. (since May 2004), both of which are Israeli public companies. From 1973 to 2003, Ms. Mor served in senior positions in the Bank of Israel, including in the public complaints and banking supervision department. Ms. Mor holds a B.A. degree in Economics and Statistics and a diploma in Business Administration, both from the Hebrew University of Jerusalem and an M.A degree in Labor Studies from Tel Aviv University.

         The election of each of the nominees for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our Company.


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


         We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as an outside director. In the event that either of the named nominees for outside director is unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

         The Board of Directors recommends a vote FOR the election of each of the nominees for outside director.

     III. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
                               PUBLIC ACCOUNTANTS
                           (Item 3 on the Proxy Card)

         Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent public accountants in 1999 and has reappointed the firm as our independent public accountants since such time.

         At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending 2009, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kost Forer Gabbay & Kasierer's familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

         At the Meeting, shareholders will also be asked to authorize our Board of Directors to determine the compensation of our independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services. With respect to fiscal year 2008, we paid Kost Forer Gabbay & Kasierer approximately $84,000 for audit services.

         It is therefore proposed that at the Meeting the following resolution be adopted:

          "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the independent registered public accountants of RADA Electronic Industries Ltd., to conduct the annual audit of its financial statements for the year ending December 31, 2009, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of such independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

  IV. REVIEW AND DISCUSSION OF THE AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
                                   STATEMENTS

         At the Meeting, our auditor's report and the consolidated financial statements for the year ended December 31, 2008 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.


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




         The foregoing auditor's report and consolidated financial statements for the year ended December 31, 2007, as well as our annual report on Form 20-F for the year ended December 31, 2008 (filed with the Securities and Exchange Commission on April 1, 2009), may be viewed on our website at www.rada.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor's report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

                                By Order of the Board of Directors,


                                Herzle Bodinger
                                President and Chairman of the Board of Directors
Dated: September 21, 2009




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